SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)^

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa M. Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
^	This Schedule 13D also serves as Amendment No. 9 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by this Schedule 13D (Amendment No. 13) filed with the Securities and Exchange Commission on October 14, 2020.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 10,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 10,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.

CUSIP No.: 004854105

1	Names of Reporting Persons First Ostia Port Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 10,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 10,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%(18)
14	Type of Reporting Person (See Instructions): CO

(1)	First Ostia Port Ltd is owned by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC. Bireme Limited is wholly owned by Ritsuko Hattori-Roche. Catalonia Holdings, LLC, a Delaware limited liability company is owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
	8	Shared Voting Power: 10,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 10,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%(18)
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 10,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 10,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%(6)
14	Type of Reporting Person (See Instructions): CO

(1)	These shares are held directly by First Ostia Port Ltd. First Ostia is owned by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC. Bireme Limited is wholly owned by Ritsuko Hattori-Roche. Catalonia Holdings, LLC, a Delaware limited liability company is owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor.

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 10,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 10,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%(22)
14	Type of Reporting Person (See Instructions): OO

(1)	These shares are held directly by First Ostia Port Ltd. First Ostia is owned by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC. Bireme Limited is wholly owned by Ritsuko Hattori-Roche. Catalonia Holdings, LLC, a Delaware limited liability company is owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor.

CUSIP No.: 004854105

1	Names of Reporting Persons Theresa M. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 10,000
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 10,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 100.0%
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche are co-directors of First Ostia. None of the co-directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the co-directors, and such beneficial ownership is thereby disclaimed.

EXPLANATORY NOTE

The following constitutes Amendment No. 14 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 14”) relating to the shares of Acorn International, Inc. (the “Issuer”). This Amendment No. 14 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 14 that are not defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 14 also serves as Amendment No. 9 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by Amendment No. 13 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 14, 2020 (as amended to date, the “Ritsuko Schedule 13D”). This Amendment No. 14 amends and supplements the Ritsuko Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Ritsuko Schedule 13D.

While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure set forth under Item 4 of this Amendment No. 14 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following:

On January 29, 2021 (the “Effective Date”), pursuant to that certain Agreement and Plan of Merger, dated October 12, 2020 (the “Merger Agreement”), by and among the Issuer, First Ostia Port Ltd. (“First Ostia”) and Second Actium Coin Ltd, a wholly owned subsidiary of First Ostia (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of First Ostia (the “Surviving Company”).

On the Effective Date, each ordinary share, par value $0.01 per share, of the Issuer (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing 20 Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares (as defined below), was cancelled in exchange for the right to receive $1.05 in cash per Share without interest. As each ADS represents 20 Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, represents the right to receive $21.00 in cash without interest. At the Effective Time, all the Shares ceased to be outstanding, were cancelled and ceased to exist. “Excluded Shares” means (i) Shares owned by any of First Ostia, Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer, or First Ostia, and in each case not held on behalf of third parties, (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shares”), and (iii) an aggregate of 2,797,644 Shares owned by the Issuer’s Lead Director, Pierre Cohade, the Issuer’s Chief Executive Officer, Jacob A. Fisch, and Harry Hill. The Shares described in clause (iii) were exchanged for non-convertible promissory notes issued by First Ostia having a face value equal to the merger consideration which these shareholders would otherwise have been entitled to receive in the form of cash. Such promissory notes bear interest at the rate of 6% per annum and have a term of six months, which may be extended for an additional six-month term at the election of First Ostia. Upon the Effective Time, each Share issued and outstanding immediately prior to the Effective Time owned by any of the First Ostia, Merger Sub or any other direct or indirect wholly owned subsidiary of First Ostia and Shares owned by any direct or indirect wholly owned subsidiary of the Issuer, and in each case not held on behalf of third parties, by virtue of the Merger and without any action on the part of the holder of such Shares, ceased to be outstanding, were cancelled and ceased to exist without payment of any consideration or distribution therefor.

On the Effective Date, each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time (of which there were 10,000) was converted into one fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company.

As of the Effective Time, the ADSs ceased be traded on the NYSE. The Issuer ceased to be a publicly traded company and the registration of the Shares and the reporting obligations of the Issuer with respect to the Shares under the Securities Exchange Act of 1934 will be terminated. From and after the Effective Time, the Surviving Company will operate as a privately-held company, wholly owned by First Ostia.

As of the Effective Time, the memorandum and articles of association of Merger Sub in effect at the Effective Time became the memorandum and articles of association of the Surviving Company until thereafter changed or amended as provided therein or by applicable law. As of the Effective Time, pursuant to the terms of the Merger Agreement, the officers and directors of Merger Sub immediately prior to the Effective Time became the officers and directors of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association.

Item 5.	Interest in Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 14 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 14 is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit

99.1	Agreement and Plan of Merger, dated October 12, 2020, by and among Acorn International, Inc., First Ostia Port Ltd. and Second Actium Coin Ltd.*
99.2	Joint Filing Agreement**
*	Incorporated herein by reference from Exhibit 99.1 to the Form 6-K filed by Acorn International, Inc. with the Securities and Exchange Commission on October 13, 2020.
**	Incorporated herein by reference from Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 26, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

/s/ Robert W. Roche
Robert W. Roche

[Signature page to Amendment No. 14 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

/s/ Ritsuko Hattori-Roche
Ritsuko Hattori-Roche

[Signature page to Amendment No. 14 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

Catalonia Holdings, LLC

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Manager

[Signature page to Amendment No. 14 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
Name:	Ritsuko Hattori-Roche
Title:	Director

[Signature page to Amendment No. 14 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

First Ostia Port Ltd

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Director

[Signature page to Amendment No. 14 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

/s/ Theresa M. Roche
Theresa M. Roche

[Signature page to Amendment No. 14 to Schedule 13D]